ANNUAL REPORT
FOR THE PERIOD ENDED
DECEMBER 31, 1995

FELLOW PARTNERS:

Before we discuss the effects of property valuation adjustments and the June 1995 sale of Sullyfield Circle on the Fund's performance relative to 1994, we want to summarize the operating activities at the properties currently in the portfolio.

      Rental income was flat compared with 1994, as the effect of declines in average leased status at Oakbrook Corners, Bonnie Lane, and Fairchild was offset by the higher average leased status at Regal Row and higher rental rates at Glenn Avenue. Total revenues were up $98,000, however, because of the increase in interest income. Overall expenses for the portfolio properties declined by $600,000, primarily because of improved bad debt experience and lower charge-offs for tenant improvements. As a result, operating income from continuing properties increased approximately $700,000.

      The sale of Sullyfield Circle in June 1995 resulted in less rental income than in 1994, lower operating expenses, and a negative valuation adjustment compared to a significant recovery in 1994. The net effect of these changes on 1995 net income was a decrease of $524,000. Other valuation adjustments will be covered in the individual property discussions.

      Tierrasanta and Atlantic were the two big contributors to the decline in expenses and rise in net income relative to 1994. At Tierrasanta, there was a $550,000 value impairment recorded in 1994, but none was made this year. Atlantic benefited from collection of delinquent rent from a large tenant and from lower tenant improvement write-offs in 1995. In addition, Coronado did not have as large a charge for leasehold improvements as it did in the prior year.

      A major tenant at Bonnie Lane who was behind in its rent has made substantial progress toward becoming current and contributed to the decline in the overall portfolio's property operating costs. Even though Bonnie Lane's average leased status, and therefore its rental income, was off, other expenses associated with the property declined more, so Bonnie Lane had a positive effect on net income.

      Business Plaza's contribution to net income in 1995, although positive, was $237,000 less than in 1994 when an upward property valuation adjustment was made.

      The Fund's cash position declined in 1995, primarily because of the larger cash distributions paid to you in 1995.

Cash Distributions

For the fourth quarter of 1995, you received a per-unit distribution of $21.05, of which $11.43 was from operations and $9.62 was from previously withheld proceeds from sale of one of the Coronado buildings. Your total distribution for the year was $78.47 per unit and included $31.17 from the Sullyfield sale as well as the remaining proceeds from Coronado.

      For the first quarter of 1996, we plan to pay a distribution from operations of $6.50 per unit compared to $8.75 for the prior-year period. There are several reasons for the lower cash payout. First, we will not have Sullyfield or Regal Row (which was sold on February 14), and these properties contributed $404,000 to 1995 net income. Second, because of the uncertainty surrounding renewal of the AMCC lease, a portion of operating cash flows is being retained. As the year progresses, we will reevaluate the quarterly distribution rate based on the AMCC situation as well as the ongoing property operations and report on any changes which may be appropriate.

Unit Valuation

As we do at every year end, we employed a third-party appraiser to review and assess the analysis and assumptions used in determining an estimated current unit value. These interim valuations are not necessarily representative of the value of your units when the Fund ultimately liquidates its holdings, nor could you sell your units today at a price equal to the current estimated value.

      The estimated unit value as of December 31, 1995, was $519.00 per unit, up $25.00 from $494.00 in 1994. The latter amount has been adjusted for the distributions made during 1995. After adjusting the 1995 amount for the February 1996 distribution, the estimated unit value will be $504.00.

Outlook

We completed our goal of selling one property during 1995, and another settled February 14th of this year. In addition to existing vacancies, there are a number of leasing challenges this year, particularly at Atlantic and Glenn Avenue where leases covering 73% of each property's space expire in 1996. Suffice it to say that we will be focused on renewals as well as attracting new tenants in 1996.

      As the Advisor's Report indicates, the overall real estate market continues to show signs of improvement, and we hope that your portfolio will follow suit.

      Sincerely,




      James S. Riepe
      Chairman

February 15, 1996

INVESTMENT ADVISOR'S REPORT

As discussed in recent reports, the real estate market is slowly improving, with some segments such as industrial recovering more rapidly than others such as office properties. The absence of meaningful new construction combined with continued net positive absorption in all segments has begun to attract not only opportunistic capital but also some institutional capital into the real estate sector, which is a favorable development.

      The results of Russell-NCREIF Index, which measures income returns and changes in values for real estate investments, reflect the general state of the market. From 1991 through 1993 property values experienced average annual declines of approximately 10%. This rate slowed as values decreased by 4% and 1% for the 12 months ended September 30, 1994 and 1995, respectively. Income returns of 9% during each of those two years more than offset the value declines, resulting in positive total returns for the index for the first time since September 1990.

      The index also identifies returns by product type and by geographical region. As anticipated, because of the weak operating environment, office buildings have not performed as well as other product types, with value declines of approximately 3% for the 12 months ended September 30, 1995. This is an improvement, however, over the average 14% per year drop over the last four years. Industrial properties, on the other hand, appreciated in value by 3% for the 12 months ended September 30, 1995. In that same period, other real estate product types, such as retail and multi-family, performed better than they had in prior years.

      Property values in geographic regions depend significantly on the local economy. The South, where values in general depreciated less than 1% for the 12 months ended September 30, 1995, continues to outperform other regions, but even its recovery has been prolonged due to the depressed energy business. Value declines in the East and Midwest have moderated, and the Western region has experienced a dramatic improvement recently. In 1994, property values in the West were down significantly but, for the 12 months ended September 30, 1995, declined only around 1%. In analyzing this information, it is clear that the multi-family and industrial segments are heavily influencing the results, since the office segment in the West declined approximately 5%. We continue to see increased leasing activity and improved economics for owners.

      We are encouraged by the positive annual returns of the Russell-NCREIF Index for the past two years. We are even more heartened, however, by the performance of Realty Income Fund II's portfolio, which experienced an increase in value as opposed to a decrease in the the Russell-NCREIF Index.

Property Highlights

We signed leases covering 24% of the portfolio's square footage and increased the number of 100% leased properties from three to four by year-end. Nevertheless, overall occupancy did not increase, as the leased status at three properties dropped by nine or more percentage points. The biggest improvements occurred at Tierrasanta, where occupancy was up 23 percentage points, and at South Point and Regal Row, where occupancy climbed eight percentage points at each. In general, occupancy and rental rates in the markets where your properties operate are stable to rising.

Real Estate Investments
__________________________________________
                      Gross               % Leased
                      Leasable      ___________________
                      Area          Prior       Current     1996 Lease
Property              (Sq. Ft.)     Year-End    Year-End    Expirations
________              ________      ________    ________    __________

Atlantic               187,800          96%         92%          73%
Coronado                95,700         100         100            0
Oakbrook Corners       123,900          70          61            0
Baseline               100,200          89          88           33
Business Plaza          66,300         93           82           15
AMCC                   100,000         100         100            0
Bonnie Lane            119,600          92          89            8
Glenn Avenue            82,000         100         100           73
Regal Row              217,300          86          94           33
South Point             48,400          61          69           19
Tierrasanta            104,200          77         100           38
Fairchild Corporate
  Center               104,800          85          73           31
                     _________       _____       _____        _____
Fund Total           1,350,200          88%         88%          30%

      Atlantic: One new and two renewal tenants signed long-term leases totaling 9% of the total space. Unfortunately, this activity did not offset the loss of one tenant toward the end of the year due to credit problems. Thus, although the property averaged 96% leased over the 12 months, it ended the year lower. During 1996, our concentration will be focused on renewing the tenant who represents 46% of the property and 6% of the portfolio's total space. We have had renewal discussions with this tenant, but we will only agree to terms which are favorable for the Fund given current market conditions. Thus, we cannot yet make any statements regarding the probable outcome of the negotiations. Overall occupancy in the Atlanta industrial submarket where Atlantic is located has continued to improve to around 96%. Even though 16 new speculative distribution buildings have been completed and another 31 buildings are under construction, market rental rates have remained somewhat level.

      Coronado: The parent company of the single tenant at this Anaheim, California, property emerged from bankruptcy during the year, and rental payments are current.

      Oakbrook Corners: As expected, we lost one tenant when its lease expired during the year. Only one new, but smaller, tenant was acquired for one of the vacancies. Thus, occupancy declined during 1995. This property is somewhat unique in that each vacant space is an entire building, so it is especially challenging to find suitable tenants. We changed leasing agents during the fourth quarter in an effort to mount a more aggressive marketing campaign, and we have one very strong prospect for one building's 27,000 square feet. We also have someone interested in the other building which is vacant. We will report to you on our success or failure regarding these potential transactions next quarter.

      Baseline: Activity was very brisk at this Tempe, Arizona, property during the year. In total, 19 new, renewal, and/or expansion leases were signed. These gains were offset by the loss of several tenants with short-term leases whom we chose not to renew and one tenant who was experiencing financial difficulties. We wanted to take advantage of improving market conditions and have been attempting to sign longer term leases at higher rates and stagger the expiration schedule.

      Business Plaza: As anticipated we lost a tenant whose lease for 11% of this Ft. Lauderdale property expired. Additionally, two other tenants vacated when their leases expired, two tenants who were poor credit risks left, and one tenant renewed for less space. Thus, even though we signed five new tenants and renewed four others, occupancy declined significantly.

      AMCC: The single tenant at this San Diego property continues to evaluate its future space needs. During the year, they discussed options for revising the lease and extending the expiration date beyond 1997. However, it now appears unlikely that we will be able to reach a mutually satisfactory agreement. Thus, we are analyzing whether your interests will best be served by selling or re-leasing the property.

      Bonnie Lane: The lease with a tenant representing 23% of this suburban Chicago property was renewed. In return for a seven-year extension, the Fund agreed to install sprinklers in the building, and that process is underway. Additionally, two new leases for 19% of the property were signed. However, due to the loss of one financially troubled tenant upon its lease expiration, occupancy declined slightly.

      Glenn Avenue: This other suburban Chicago industrial property remained 100% leased through the year. Leases representing almost three quarters of the space will expire in 1996, so our focus will be on renewals as the year progresses.

      Regal Row: Leases covering 47% of this Dallas industrial project were signed during 1995, bringing the leased status up by eight percentage points. Rental rates on these leases were up modestly over the prior year's levels.

      South Point: One short-term expansion, two new, and four renewal leases for 19% of this Tempe, Arizona, shopping center more than offset the loss of one tenant who did not renew. We continue to be optimistic about our negotiations with a prospective tenant who would represent over 30% of the center. To improve our negotiating position, we have received some zoning variances but are still working with the city and potential tenant to reach a mutually satisfactory agreement. If we are successful, the lease could be signed during the next two to three months. The tenant, however, would not begin paying rent until around the last quarter of 1996. Moreover, significant tenant improvement costs would be incurred.

      Tierrasanta: Although we lost one financially troubled tenant during the year, we were able to re-lease its space, bringing the leased status to 100% by year-end. In total, three new leases for 31,000 square feet and one renewal/expansion were signed at this San Diego property. One lease with a tenant who occupies 38% of the space expires in 1996, and we are actively working with this tenant on renewal terms. It is too early to predict an outcome of the negotiations.

      Fairchild Corporate Center: The leased status declined at this Orange County, California, office property primarily due to the loss on the last day of the year of a tenant representing 9% of the space. Additionally, over the course of the year, two tenants who leased a total of 6% of the property left for financial reasons and three other tenants vacated upon their lease expirations. On the positive side, we completed the first phase of renovating the two buildings, renamed the property, and overall activity has picked up. Three new tenants were signed for 16% of the site, and six existing tenants renewed and/or expanded for another 8% of the property.

Disposition Highlights

In June 1995, the Fund completed its second disposition when Sullyfield Circle was sold for a contract price of $2,775,000 before closing costs of $153,000.

      Additionally, we have sold Regal Row, the industrial property in Dallas, Texas, which we began marketing during the second quarter. Gross proceeds were approximately $3.5 million; we will give you more information in next quarter's report.

Outlook

As expected, 1995 was a turning point for the Fund. All of the markets in which our properties compete improved, Sullyfield Circle was sold, and operating cash flow at the existing properties rose. Looking at 1996, we have several prospects for some of the larger vacant spaces. As a result, we are optimistic that both market rental rates and occupancy will continue to creep upward and be reflected ultimately in stronger operating results for the Fund in 1996.

LaSalle Advisors
February 15, 1996

REAL ESTATE HOLDINGS
December 31, 1995
(In thousands)
                                              Accumu-   Valu-
                           Date               lated     ation     Current
Property   Type and        Ac-      Total     Depre-    Allow-    Carrying
Name       Location        quired   Cost*     ciation   ances     Amount
________   ________        ______   ______    _______   _______   ______
Atlantic   Industrial      10/86    $5,405   $(1,837)       $0   $3,568
           Gwinnett Co.,
           Georgia
Coronado   Industrial      11/86     4,424      (909)        0    3,515
           Anaheim,
           California
Oakbrook
Corners    Business Park   11/86     9,545    (3,349)        0    6,196
           Gwinnett Co.,
           Georgia
Baseline   Business Park   12/86     7,461    (2,630)        0    4,831
           Tempe, Arizona
Business
Plaza      Office          12/86     7,155    (3,357)        0    3,798
           Ft. Lauderdale,
           Florida
AMCC       R&D/Office       9/87    11,284    (2,622)        0    8,662
           San Diego,
           California
Bonnie
Lane       Industrial      11/87     4,136      (846)        0    3,290
           Elk Grove,
           Illinois
Glenn
Avenue     Industrial      11/87     2,903      (601)        0    2,302
           Wheeling,
           Illinois
South
Point      Retail           4/88     2,208      (842)        0    1,366
           Tempe, Arizona
Tierra-
santa      Business Park    4/88     3,451      (857)        0    2,594
           San Diego,
           California
Fairchild
Corporate  Office           5/88     1,742      (199)        0    1,543
Center     Irvine,
           California
                                   _______    _______  _______  _______
                                   $59,714  $(18,049)       $0  $41,665
                                   _______    _______  _______
                                   _______    _______  _______
Held for Sale
Regal Row  Industrial      12/87    $6,913   $(1,421) $(1,992)    3,500
           Dallas, Texas           _______    _______  _______  _______
                                   _______    _______  _______

                                                                $45,165
                                                                _______
                                                                _______

*Includes original purchase price, subsequent improvements, and, in the case of Baseline, Business Plaza, South Point, Tierrasanta, and Fairchild Corporate Center, reductions for permanent impairments.

CONSOLIDATED BALANCE SHEETS
(In thousands)

                                          December 31,   December 31,
                                              1995           1994
                                          ____________   ____________
Assets
Real Estate Property Investments
   Land. . . . . . . . . . . . . . . . . .  $   14,544    $    14,544
   Buildings and Improvements. . . . . . .      45,170         45,130
                                              ________       ________
                                                59,714         59,674
  Less:  Accumulated Depreciation
  and Amortization . . . . . . . . . . . .     (18,049)       (17,260)
                                              ________       ________
                                                41,665         42,414
   Properties Held for Sale. . . . . . . .       3,500          5,953
                                              ________       ________
                                                45,165         48,367

Cash and Cash Equivalents. . . . . . . . .       4,782          4,819
Accounts Receivable
(less allowances of $165 and $327) . . . .         172            249
Other Assets . . . . . . . . . . . . . . .         410            335
                                              ________       ________
                                            $   50,529    $    53,770
                                              ________       ________
                                              ________       ________

Liabilities and Partners' Capital
Security Deposits and Prepaid Rents. . . .  $      493    $       522
Accrued Real Estate Taxes. . . . . . . . .         502            432
Accounts Payable and Other
Accrued Expenses . . . . . . . . . . . . .         433            279
                                              ________       ________
Total Liabilities. . . . . . . . . . . . .       1,428          1,233
Partners' Capital. . . . . . . . . . . . .      49,101         52,537
                                              ________       ________
                                            $   50,529    $    53,770
                                              ________       ________
                                              ________       ________

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per-unit amounts)
                                          Years Ended December 31,
                                       1995         1994        1993
                                      _______      _______     _______
Revenues
Rental Income. . . . . . . . . . .    $  6,717    $  6,834    $  6,647
Interest Income. . . . . . . . . .         247         149          81
                                       _______     _______     _______
                                         6,964       6,983       6,728
                                       _______     _______     _______
Expenses
Property Operating Expenses. . . .       1,103       1,399       1,570
Real Estate Taxes. . . . . . . . .         991         877         994
Depreciation and
Amortization . . . . . . . . . . .       2,362       2,979       2,327
Decline (Recovery) of
Property Values. . . . . . . . . .        (682)       (860)      9,515
Management Fee to
General Partner. . . . . . . . . .         346         269         168
Partnership Management
Expenses . . . . . . . . . . . . .         452         457         484
                                       _______     _______     _______
                                         4,572       5,121      15,058
                                       _______     _______     _______
Net Income (Loss) from
Operations before
   Real Estate Sold. . . . . . . .       2,392       1,862      (8,330)
Gain on Real Estate Sold . . . . .           -           -         188
                                       _______     _______     _______
Net Income (Loss). . . . . . . . .    $  2,392    $  1,862    $ (8,142)
                                       _______     _______     _______
                                       _______     _______     _______
Activity per Limited Partnership
Unit
Net Income (Loss). . . . . . . . .    $  28.16    $  21.92    $ (95.84)
                                       _______     _______     _______
                                       _______     _______     _______
Cash Distributions Declared
  from Operations. . . . . . . . .    $  37.68    $  35.50    $  20.00
  from Sale Proceeds . . . . . . .       40.79           -       12.00
                                       _______     _______     _______
Total Distributions
Declared . . . . . . . . . . . . .    $  78.47    $  35.50    $  32.00
                                       _______     _______     _______
                                       _______     _______     _______
Units Outstanding. . . . . . . . .      84,099      84,099      84,101
                                       _______     _______     _______
                                       _______     _______     _______

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
(In thousands)

                                      General      Limited
                                      Partner     Partners      Total
                                     ________     ________    ________

Balance, December 31, 1992 . . . .    $   (163)   $ 64,153    $ 63,990
Net Loss . . . . . . . . . . . . .         (81)     (8,061)     (8,142)
Cash Distributions . . . . . . . .         (17)     (2,691)     (2,708)
                                       _______     _______     _______
Balance, December 31, 1993 . . . .        (261)     53,401      53,140
Net Income . . . . . . . . . . . .          19       1,843       1,862
Redemption of Units. . . . . . . .           -          (1)         (1)
Cash Distributions . . . . . . . .         (25)     (2,439)     (2,464)
                                       _______     _______     _______
Balance, December 31, 1994 . . . .        (267)     52,804      52,537
Net Income . . . . . . . . . . . .          24       2,368       2,392
Cash Distributions . . . . . . . .         (32)     (5,796)     (5,828)
                                       _______     _______     _______
Balance, December 31, 1995 . . . .    $   (275)   $ 49,376    $ 49,101
                                       _______     _______     _______
                                       _______     _______     _______

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                          Years Ended December 31,
                                       1995         1994        1993
                                      _______      _______     _______

Cash Flows from Operating Activities
Net Income (Loss). . . . . . . . .    $  2,392    $  1,862    $ (8,142)
Adjustments to Reconcile Net Income
(Loss) to Net Cash Provided by
Operating Activities
  Depreciation and
  Amortization . . . . . . . . . .       2,362       2,979       2,327
  Decline (Recovery) of
  Property Values. . . . . . . . .        (682)       (860)      9,515
   Gain on Real Estate Sold. . . .           -           -        (188)
   Other Changes in Assets
  and Liabilities. . . . . . . . .          59         104         165
                                       _______     _______     _______
Net Cash Provided by
Operating Activities . . . . . . .       4,131       3,877       3,677
                                       _______     _______     _______

Cash Flows from Investing Activities
Proceeds from
Property Disposition . . . . . . .       2,622           -       1,818
Investments in Real Estate . . . .        (962)       (805)     (1,469)
                                       _______     _______     _______
Net Cash Provided by (Used in)
Investing Activities . . . . . . .       1,660        (805)        349
                                       _______     _______     _______
Cash Flows from Financing Activities
Cash Distributions . . . . . . . .      (5,828)     (2,464)     (2,708)
Redemption of Units. . . . . . . .           -          (1)          -
                                       _______     _______     _______
Net Cash Used in
Financing Activities . . . . . . .      (5,828)     (2,465)     (2,708)
                                       _______     _______     _______

Cash and Cash Equivalents
Net Increase (Decrease)
during Year. . . . . . . . . . . .         (37)        607       1,318
At Beginning of Year . . . . . . .       4,819       4,212       2,894
                                       _______     _______     _______
At End of Year . . . . . . . . . .    $  4,782    $  4,819    $  4,212
                                       _______     _______     _______
                                       _______     _______     _______

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

T. Rowe Price Realty Income Fund II, America's Sales-Commission-Free Real Estate Limited Partnership (the "Partnership"), was formed on January 7, 1986, under the Delaware Revised Uniform Limited Partnership Act for the purpose of acquiring, operating, and disposing of existing income-producing commercial and industrial real estate properties. T. Rowe Price Realty Income Fund II Management, Inc., is the sole General Partner. The initial offering resulted in the sale of 84,144 limited partnership units at $1,000 per unit.

      In accordance with provisions of the partnership agreement, income from operations is allocated and related cash distributions are generally paid to the General and Limited Partners at the rates of 1% and 99%, respectively. Sale or refinancing proceeds are generally allocated first to the Limited Partners in an amount equal to their capital contributions, next to the Limited Partners to provide specified returns on their adjusted capital contributions, next 3% to the General Partner, with any remaining proceeds allocated 85% to the Limited Partners and 15% to the General Partner. Gain on property sold is generally allocated first between the General Partner and Limited Partners in an amount equal to the depreciation previously allocated from the property and then in the same ratio as the distribution of sale proceeds. Cash distributions, if any, are made quarterly based upon cash available for distribution, as defined in the partnership agreement. Cash available for distribution will fluctuate as changes in cash flows and adequacy of cash balances warrant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Partnership's financial statements are prepared in accordance with generally accepted accounting principles which requires the use of estimates and assumptions by the General Partner. Certain 1993 and 1994 amounts have been reclassified to conform with the 1995 presentation.

      The accompanying consolidated financial statements include the accounts of the Partnership and its pro-rata share of the accounts of T. Rowe Price-Pacific (AMCC), a California limited partnership, South Point Partners, Tierrasanta 234, and Fairchild 234, which are California general partnerships, in which the Partnership has 90%, 50%, 30%, and 24% interests, respectively. The other partners in these ventures, except for T. Rowe Price-Pacific, are affiliates of the Partnership. All intercompany accounts and transactions have been eliminated in consolidation.

      Depreciation is calculated primarily on the straight-line method over the estimated useful lives of buildings and improvements, which range from five to 40 years. Lease commissions and tenant improvements are capitalized and amortized over the life of the lease using the straight-line method.

      Cash equivalents consist of money market mutual funds, the cost of which approximates fair value.

      The Partnership uses the allowance method of accounting for doubtful accounts. Provisions for (recoveries of) uncollectible tenant receivables in the amounts of ($101,000), $162,000, and $144,000 were recorded in 1995, 1994, and 1993, respectively. Bad debt expense is included in Property Operating Expenses.

      The Partnership will review its real estate property investments for impairment whenever events or changes in circumstances indicate that the property carrying amounts may not be recoverable. Such a review results in the Partnership recording a provision for impairment of the carrying value of its real estate property investments whenever the estimated future cash flows from a property's operations and projected sale are less than the property's net carrying value. The General Partner believes that the estimates and assumptions used in evaluating the carrying value of the Partnership's properties are appropriate; however, changes in market conditions and circumstances could occur in the near term which would cause these estimates to change.

      Rental income is recognized by the Partnership on a straight-line basis over the term of each lease. Rental income accrued, but not yet billed, is included in Other Assets and aggregates $300,000 and $287,000 at December 31, 1995 and 1994, respectively.

      Under provisions of the Internal Revenue Code and applicable state taxation codes, partnerships are generally not subject to income taxes; therefore, no provision has been made for such taxes in the accompanying consolidated financial statements.

NOTE 3 - TRANSACTIONS WITH RELATED PARTIES AND OTHER ENTITIES

As compensation for services rendered in managing the affairs of the Partnership, the General Partner earns a partnership management fee equal to 9% of net operating proceeds. The General Partner earned partnership management fees of $346,000, $269,000, and $168,000 in 1995, 1994, and 1993,
respectively. In addition, the General Partner's share of cash available for distribution from operations, as discussed in Note 1, totaled $31,000, $28,000, and $17,000 in 1995, 1994, and 1993, respectively.

      In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $107,000, $108,000, and $117,000 for communications and administrative services performed on behalf of the Partnership during 1995, 1994, and 1993, respectively.

      An affiliate of the General Partner earned a normal and customary fee of $20,000, $16,000, and $12,000 from the money market mutual funds in which the Partnership made its interim cash investments during 1995, 1994, and 1993, respectively.

      LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting, and other related services to the Partnership. LaSalle's reimbursement for such expenses during each of the last three years totaled $150,000.

      An affiliate of LaSalle earned $121,000, $125,000, and $122,000 in 1995, 1994, and 1993, respectively, as property manager for several of the Partnership's properties.

NOTE 4 - FAIRCHILD CORPORATE CENTER

Fairchild Corporate Center, formerly known as Brinderson Plaza, was acquired outright on February 1, 1994 by a corporation, the stockholders of which are the Partnership and certain other affiliated partnerships. The previously established valuation allowance for this property was reduced $4,000 and the remaining allowance of $698,000 (including $90,000 arising in 1993) was reclassified as a reduction in the carrying value of the property. Prior to February 1, 1994, the Partnership's underlying investment in Fairchild, in the form of a mortgage loan and minority equity interest, was accounted for as an in-substance foreclosed property in the Partnership's financial statements.

NOTE 5 - PROPERTY VALUATIONS AND DISPOSITIONS

During the first quarter of 1993, the Partnership sold the smaller of the two buildings at the Coronado Industrial property and received net proceeds of $1,818,000. The net book value of this property at the time of disposition was $1,630,000.

      On June 29, 1995, the Partnership sold Sullyfield Circle and received net proceeds of $2,622,000. Because the carrying value of this property had been written down to approximate its market value, no gain or loss was recognized on this property disposition.

      The General Partner has an agreement to sell Regal Row, the carrying amount of which is classified as held for sale in the accompanying balance sheets. If there is a successful conclusion to the due diligence process undertaken by the prospective buyer, the transaction could close in early 1996. The carrying value of this property at December 31, 1995 is $3,500,000, which approximates the estimated net proceeds from the pending disposition.

      Because properties held for sale also continue operating until the time of sale, the Partnership has historically continued to recognize depreciation expense. Reductions in valuation allowances in 1995 and 1994 have arisen, in large part, because of the depreciation expense recognized on the properties held for sale. Results of operations for the Coronado building, Sullyfield Circle and Regal Row are included in the accompanying financial statements for the past three years as summarized below:

                                  1995        1994        1993
                                ________    ________   __________
Recovery (Decline) of
  Property Values. . . . . .    $234,000     $823,000  $(4,068,000)
Other Components of
  Operating Income . . . . .     170,000     158,000       238,000
                                ________    ________    __________
Results of (Loss from)
  Operations . . . . . . . .    $404,000     $981,000  $(3,830,000)
                                ________    ________    __________
                                ________    ________    __________

      Based upon a review of current market conditions, estimated holding period, and future performance expectations of each property, the General Partner has determined that the net carrying value of other operating properties may not be fully recoverable from future operations and disposition. Charges recognized for impairments of property carrying values were $550,000 for Tierrasanta in 1994 and $793,000 for Baseline in 1993.

      Because the Business Plaza and South Point properties were not being actively marketed for sale, the carrying values of these properties were assessed and, accordingly, valuation allowances totalling $3,533,000 at December 31, 1995 were reclassified as permanent impairments of the properties' carrying values. Valuation allowances (recoveries) for these properties were ($448,000) in 1995, ($583,000) in 1994 and $4,564,000 in 1993.

      On January 1, 1996, the Partnership adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which changes the Partnership's current method of accounting for its real estate property investments when circumstances indicate that the carrying amount of a property may not be recoverable. Measurement of an impairment loss on an operating property will now be based on the estimated fair value of the property rather than the sum of expected future cash flows. Properties held for sale will continue to be reflected at the lower of historical cost or estimated fair value less anticipated selling costs. In addition, properties held for sale will no longer be depreciated. No adjustment of the carrying values of the Partnership's real estate property investments was required at January 1, 1996 as a result of adopting SFAS No. 121.

NOTE 6 - LEASES

Future minimum rentals to be received by the Partnership under noncancelable operating leases in effect as of December 31, 1995, are:

                Fiscal Year        (in thousands)
                __________

                   1996               $  4,325
                   1997                  3,136
                   1998                  1,629
                   1999                    957
                   2000                    539
                Thereafter               1,163
                                       _______
                  Total               $ 11,749
                                       _______
                                       _______

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENT TO TAXABLE INCOME

As described in Note 2, the Partnership has not provided for an income tax liability; however, certain timing differences exist between amounts reported for financial reporting and federal income tax purposes. These differences are summarized below for years ended December 31:

                                   1995         1994          1993
                                 ________     ________      ________
                                           (in thousands)

Book net income (loss) . . . . .  $  2,392     $  1,862     $  (8,142)
Allowances for:
  Uncollectible accounts
    receivable . . . . . . . . .      (161)         182            36
  Property valuations. . . . . .     (682)         (860)        9,515
Normalized and
   prepaid rents . . . . . . . .       (81)       (182)            15
Interest income. . . . . . . . .       301          302           247
Depreciation . . . . . . . . . .        18          609           (58)
Accrued expenses . . . . . . . .       (11)          (8)           14
Loss on property sale. . . . . .    (2,111)           -             -
Difference in recognition
  of net income of
  properties held
  through investment
  partnerships . . . . . . . . .       (50)           -           (27)
                                  ________     ________      ________
Taxable income (loss). . . . . .  $   (385)    $  1,905     $   1,600
                                  ________     ________      ________
                                  ________     ________      ________

NOTE 8 - SUBSEQUENT EVENT

The Partnership declared a quarterly cash distribution of $21.05 per unit to Limited Partners of the Partnership as of the close of business on December 31, 1995. The distribution totals $1,780,000 and represents $11.43 per unit of cash available for distribution from operations for the period October 1, 1995 through December 31, 1995 and $9.62 per unit from previously retained proceeds from the sale of the smaller of the two buildings at the Coronado Industrial property. The Limited Partners will receive $1,770,000, and the General Partner will receive $10,000.

INDEPENDENT AUDITORS' REPORT

To the Partners
T. Rowe Price Realty Income Fund II,
America's Sales-Commission-Free Real Estate Limited Partnership:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Realty Income Fund II, America's Sales-Commission-Free Real Estate Limited Partnership and its consolidated ventures as of December 31, 1995 and 1994, and the related consolidated statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Realty Income Fund II, America's Sales-Commission-Free Real Estate Limited Partnership and its consolidated ventures as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

      KPMG Peat Marwick LLP

Chicago, Illinois
January 19, 1996